Exhibit 2.2

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”) made this 7th day of June, 2006 by and among Cirracor, Inc., a Nevada corporation (“Cirracor”), Panda Ethanol, Inc., a Delaware corporation (the “Company”), and Grove Panda Investments, LLC, a Delaware limited liability company (“Cirracor Stockholder”)

Recitals:

A. The parties hereto previously entered into the Agreement and Plan of Merger dated May 18, 2006 (the “Merger Agreement”); and

B. The parties hereto desire to amend the Merger Agreement expressly as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and all other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Section 2.03 is hereby amended by striking said section and substituting in lieu thereof the following:

2.03 Pre-Merger Increase in Issued and Outstanding Shares of Company Capital Stock. Prior to the Closing, Cirracor agrees that the Company may issue and sell to institutional or accredited investors up to approximately $90,000,000 of Common Stock at a price of $6.01 per share. The parties also agree that, effective as of immediately after the Effective Time of the Merger and for a period of twenty-four (24) months thereafter, no more than ten percent (10%) of the shares outstanding on a fully-diluted basis as of the Effective Time of the Merger shall be reserved for grant or issuance under any stock option plans.

2. Section 6.01(e) is hereby amended by striking said section and substituting in lieu thereof the following:

(e) Equity Financing and Debt Issuance. The Company shall have closed the planned sale of its Common Stock to institutional or accredited investors with gross proceeds therefrom of not less than approximately $90,000,000 and have assumed the Senior Secured Project Debt and the Subordinated Project Debt.

3. Exhibit C is hereby amended by striking said exhibit and substituting in lieu thereof the new Exhibit C attached hereto as Appendix 1.

4. The Company Disclosure Schedule is hereby amended and restated by replacing and substituting the Amended and Restated Company Disclosure Schedule attached hereto as Appendix 2 for the Company Disclosure Schedule and the Amended and Restated Company Disclosure Schedule is hereby deemed to be the “Company Disclosure Schedule” as defined in the Merger Agreement.

5. The parties hereby confirm that, except to the extent specifically amended hereby, the provisions of the Merger Agreement shall remain unmodified and the Merger Agreement as so amended is hereby confirmed as being in full force and effect.

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Signature page follows.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Agreement and Plan of Merger to be executed by the undersigned as of this 7th day of June, 2006.

CIRRACOR, INC., a Nevada corporation

By:	/s/ REED FISHER
Name:	Reed Fisher
Title:	President and Director

PANDA ETHANOL, INC., a Delaware corporation

By:	/s/ MICHAEL TRENTEL
Name:	Michael Trentel
Title:	Chief Financial Officer

GROVE PANDA INVESTMENTS, LLC

By:	/s/ PETER GEDDES
Name:	Peter Geddes
Title:	Manager